Exhibit 99.2

TRILOGY INTERNATIONAL PARTNERS INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE QUARTER ENDED JUNE 30, 2022

PART I - FINANCIAL INFORMATION

Item 1) Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Balance Sheets
(US dollars in thousands, except share amounts)
(unaudited)

	June 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$32,028	$53,486
Restricted cash	-	1,524
Accounts receivable, net	-	61,073
Equipment Installment Plan (“EIP”) receivables, net	-	41,663
Inventory	-	10,918
Sale proceeds held in escrow	13,671	-
Prepaid expenses and other current assets	1,764	32,175
Total current assets	47,463	200,839

Property and equipment, net	13	307,085
Operating lease right-of-use assets, net	-	120,414
License costs and other intangible assets, net	-	61,377
Goodwill	-	9,689
Long-term EIP receivables	-	34,537
Deferred income taxes	-	23,890
Other assets	-	46,036
Total assets	$47,476	$803,867

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$331	$27,171
Construction accounts payable	-	22,466
Current portion of debt and financing lease liabilities	-	31,589
Customer deposits and unearned revenue	-	25,851
Short-term operating lease liabilities	-	19,315
Other current liabilities and accrued expenses	8,020	99,231
Total current liabilities	8,351	225,623

Long-term debt and financing lease liabilities	-	631,685
Deferred income taxes	-	298
Non-current operating lease liabilities	-	168,437
Other non-current liabilities	-	23,858
Total liabilities	8,351	1,049,901

Commitments and contingencies
	-	-
Shareholders' equity (deficit):
Common shares and additional paid-in capital; no par value, unlimited authorized, 88,627,603 and 86,461,484 shares issued and outstanding	-	486
Accumulated earnings (deficit)	39,125	(288,235)
Accumulated other comprehensive income	-	6,860
Total Trilogy International Partners Inc. shareholders' equity (deficit)	39,125	(280,889)
Noncontrolling interests	-	34,855
Total shareholders' equity (deficit)	39,125	(246,034)

Total liabilities and shareholders' equity (deficit)	$47,476	$803,867

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(US dollars in thousands, except share and per share amounts)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenues
Wireless service revenues	$53,290	$103,722	$154,752	$212,564
Fixed broadband service revenues	14,833	28,317	42,498	55,563
Equipment sales	13,971	23,363	38,096	54,449
Non-subscriber international long distance and other revenues	1,066	2,167	3,171	4,324
Total revenues	83,160	157,569	238,517	326,900

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	26,882	53,429	81,045	107,408
Cost of equipment sales	14,314	24,907	39,157	59,050
Sales and marketing	10,305	22,697	30,800	43,200
General and administrative	25,965	31,072	56,960	59,884
Depreciation, amortization and accretion	294	29,376	18,416	57,556
(Gain) on sale of operations and loss on disposal of assets	(458,085)	149	(457,590)	597
Total operating expenses	(380,325)	161,630	(231,212)	327,695
Operating income (loss)	463,485	(4,061)	469,729	(795)

Other income (expenses)
Interest expense	(8,560)	(13,212)	(22,887)	(26,515)
Change in fair value of warrant liability	-	54	105	107
Debt extinguishment, modification and issuance costs	(8,527)	(7,016)	(8,527)	(7,016)
Other, net	30,214	415	15,625	2,238
Total other income (expenses)	13,127	(19,759)	(15,684)	(31,186)
Income (loss) before income taxes	476,612	(23,820)	454,045	(31,981)
Income tax expense	(5,153)	(2,655)	(11,337)	(6,230)
Net income (loss)	471,459	(26,475)	442,708	(38,211)
Less: Net (income) loss attributable to noncontrolling interests	(2,517)	9,266	(3,578)	12,259
Net income (loss) attributable to Trilogy International Partners Inc.	$468,942	$(17,209)	$439,130	$(25,952)

Comprehensive income (loss)
Net income (loss)	$471,459	$(26,475)	$442,708	$(38,211)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(16,376)	29	(13,197)	(6,089)
Net loss on short-term investments	-	(12)	-	(2)
Other comprehensive (loss) income	(16,376)	17	(13,197)	(6,091)
Comprehensive income (loss)	455,083	(26,458)	429,511	(44,302)
Comprehensive loss (income) attributable to noncontrolling interests	1,883	9,254	(59)	15,254
Comprehensive income (loss) attributable to Trilogy International Partners Inc.	$456,966	$(17,204)	$429,452	$(29,048)

Net income (loss) attributable to Trilogy International Partners Inc. per share:
Basic (see Note 14 - Earnings per Share)	$5.36	$(0.29)	$5.04	$(0.44)
Diluted (see Note 14 - Earnings per Share)	$5.31	$(0.29)	$4.98	$(0.44)

Weighted average common shares:
Basic	87,532,391	58,841,859	87,047,872	58,814,840
Diluted	88,292,956	58,841,859	88,149,951	58,814,840

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.

Condensed Consolidated Statements of Changes in Shareholders' Equity (Deficit)

(US dollars in thousands, except shares)

(unaudited)

Three Months Ended

					Accumulated
			Additional	Accumulated	Other		Total
	Common Shares		Paid-In	Earnings	Comprehensive	Noncontrolling	Shareholders'
	Shares	Amount	Capital	(Deficit)	Income	Interests	Equity (Deficit)
Balance, March 31, 2021	59,921,124	$-	$6,337	$(106,112)	$6,877	$36,881	$(56,017)
Dividends declared and paid	-	-	-	-	-	(2,491)	(2,491)
Equity-based compensation	-	-	842	-	-	57	899
Net loss	-	-	-	(17,209)	-	(9,266)	(26,475)
Other comprehensive income	-	-	-	-	5	12	17
Other	-	-	(3)	-	(1)	38	34
Balance, June 30, 2021	59,921,124	$-	$7,176	$(123,321)	$6,881	$25,231	$(84,033)

Balance, March 31, 2022	85,826,853	$-	$296	$(318,183)	$9,158	$36,851	$(271,878)
Equity-based compensation	-	-	3,041	-	-	33	3,074
Net income	-	-	-	468,942	-	2,517	471,459
Other comprehensive loss	-	-	-	-	(11,976)	(4,400)	(16,376)
Return of capital, net of distribution repaid	-	-	(1,333)	(111,634)	-	-	(112,967)
Issuance of shares related to RSUs, change in noncontrolling interests and other	2,800,750	-	(2,004)	-	2,818	(35,001)	(34,187)
Balance, June 30, 2022	88,627,603	$-	$-	$39,125	$-	$-	$39,125

Six Months Ended

					Accumulated
			Additional	Accumulated	Other		Total
	Common Shares		Paid-In	Earnings	Comprehensive	Noncontrolling	Shareholders'
	Shares	Amount	Capital	(Deficit)	Income	Interests	Equity (Deficit)
Balance, December 31, 2020	59,126,613	$-	$5,978	$(97,369)	$9,936	$42,566	$(38,889)
Dividends declared and paid	-	-	-	-	-	(2,491)	(2,491)
Equity-based compensation	-	-	1,770	-	-	114	1,884
Net loss	-	-	-	(25,952)	-	(12,259)	(38,211)
Other comprehensive loss	-	-	-	-	(3,096)	(2,995)	(6,091)
Issuance of shares related to RSUs and other	794,511	-	(572)	-	41	296	(235)
Balance, June 30, 2021	59,921,124	$-	$7,176	$(123,321)	$6,881	$25,231	$(84,033)

Balance, December 31, 2021	86,461,484	$-	$486	$(288,235)	$6,860	$34,855	$(246,034)
Equity-based compensation	-	-	3,485	-	-	87	3,572
Net income	-	-	-	439,130	-	3,578	442,708
Other comprehensive loss	-	-	-	-	(9,678)	(3,519)	(13,197)
Forfeiture of shares	(1,675,336)	-	-	-	-	-	-
Return of capital, net of distribution repaid	-	-	(1,333)	(111,634)	-	-	(112,967)
Issuance of shares related to RSUs, change in noncontrolling interests and other	3,841,455	-	(2,638)	(136)	2,818	(35,001)	(34,957)
Balance, June 30, 2022	88,627,603	$-	$-	$39,125	$-	$-	$39,125

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.

Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

(unaudited)

	Six Months Ended June 30,
	2022	2021
Operating activities:
Net income (loss)	$442,708	$(38,211)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Provision for doubtful accounts	2,759	5,059
Depreciation, amortization and accretion	18,416	57,556
Equity-based compensation	3,572	1,884
(Gain) on sale of operations and loss on disposal of assets	(457,590)	597
Non-cash right-of-use asset lease expense	3,686	10,147
Non-cash interest expense	3,385	3,596
Settlement of cash flow hedges	(335)	(1,073)
Change in fair value of warrant liability	(105)	(107)
Debt extinguishment costs	8,527	-
Non-cash gain from change in fair value on cash flow hedges	(2,946)	(1,711)
Gain on forward exchange contracts and unrealized foreign exchange transactions	(16,065)	(559)
Deferred income taxes	396	4,581
Changes in operating assets and liabilities:
Accounts receivable	(6,460)	(12,456)
EIP receivables	5,207	(1,202)
Inventory	(1,470)	4,613
Prepaid expenses and other current assets	(12,768)	(14,718)
Other assets	(1,546)	(2,907)
Accounts payable	(6,784)	4,936
Operating lease liabilities	(7,376)	(5,962)
Other current liabilities and accrued expenses	25,026	(19,526)
Customer deposits and unearned revenue	(1,866)	276
Net cash used in operating activities	(1,629)	(5,187)

Investing activities:
Proceeds from the sale of operations, inclusive of proceeds from forward exchange contract of $16.6 million, net of cash sold of $51.1 million	552,210	-
Purchase of property and equipment	(32,429)	(40,716)
Purchase of spectrum licenses and other additions to license costs	-	(6,735)
Maturities and sales of short-term investments	-	9,987
Other, net	(687)	(2,922)
Net cash provided by (used in) investing activities	519,094	(40,386)

Financing activities:
Payments of debt, including sale-leaseback and EIP receivables financing obligations	(438,807)	(366,215)
Return of capital, net of distribution repaid	(112,967)	-
Proceeds from debt	10,000	350,000
Proceeds from EIP receivables financing obligation	7,290	28,365
Dividends to noncontrolling interests	-	(2,491)
Other, net	(2,778)	(2,158)
Net cash (used in) provided by financing activities	(537,262)	7,501

Net decrease in cash, cash equivalents and restricted cash	(19,797)	(38,072)

Cash, cash equivalents and restricted cash, beginning of period	55,010	102,525

Effect of exchange rate changes	(3,185)	(905)

Cash, cash equivalents and restricted cash, end of period	$32,028	$63,548

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

NOTE 1 – DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Basis of Presentation

The accompanying unaudited interim Condensed Consolidated Financial Statements include the accounts of Trilogy International Partners Inc. (“TIP Inc.” and together with its consolidated subsidiaries referred to as the “Company”). All intercompany transactions and accounts have been eliminated. The Condensed Consolidated Balance Sheet as of December 31, 2021 is derived from the Company’s audited financial statements at that date, which should be read in conjunction with these Condensed Consolidated Financial Statements. Certain information in footnote disclosures normally included in annual financial statements has been condensed or omitted for the interim periods presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The interim results of operations and cash flows are not necessarily indicative of those results and cash flows expected for the full year. All dollar amounts are in U.S. dollars (“USD”), unless otherwise stated.

On February 7, 2017, Trilogy International Partners LLC (“Trilogy LLC”), a Washington limited liability company, and Alignvest Acquisition Corporation completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016). As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, obtained a controlling interest in and thus consolidates Trilogy LLC.

The Company historically had two reportable segments, New Zealand and Bolivia. During the second quarter of 2022, the Company completed the sales of its operations in New Zealand and Bolivia which represented substantially all of the operating activity of the Company’s business. The disposals and comparative historical periods are not presented as discontinued operations since the associated activity represents substantially all of the Company’s net productive assets, business activities and results of operations. Accordingly, they do not meet the definition of a component of an entity that would qualify for discontinued operations presentation because they are not clearly distinguishable from the rest of the entity. Since presentation of discontinued operations is not applicable, the presentation of segment information for New Zealand and Bolivia has been retained.

Unallocated corporate operating expenses, which pertain primarily to corporate administrative functions that supported the segments but are not specifically attributable to or managed by any segment, are presented as a reconciling item between total segment results and consolidated financial results. Additional information relating to our historical reportable segments is included in Note 17 – Segment Information. Below is a brief summary of each of the Company’s segments:

New Zealand:

Two Degrees Mobile Limited (“2degrees”) was formed under the laws of New Zealand on February 15, 2001. 2degrees holds spectrum licenses to provide nationwide wireless communication services. 2degrees launched commercial operations in 2009 as the third operator in New Zealand. 2degrees provides voice, data and long distance services to its customers over third generation (“3G”) and fourth generation (“4G”) networks. 2degrees maintains inbound visitor roaming and international outbound roaming agreements with various international carriers. 2degrees offers its mobile communications services through both prepaid and postpaid payment plans. In addition, 2degrees offers fixed broadband communications services to residential and enterprise customers. As of June 30, 2022, the 2degrees business had been disposed of and the Company no longer owned or operated the New Zealand segment.

Bolivia:

Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) was formed under the laws of Bolivia in November, 1999 to engage in Personal Communication Systems (“PCS”) operations. NuevaTel was awarded its first PCS license in 1999 and commenced commercial service in November 2000 under the brand name Viva. NuevaTel operates a Global System for Mobile Communications network along with 3G and 4G networks. These networks provide voice and data services, including high-speed Internet, messaging services and application and content downloads. NuevaTel offers its services through both prepaid and postpaid payment plans, although the majority of NuevaTel’s subscribers pay on a prepaid basis. In addition to mobile voice and data services, NuevaTel offers fixed wireless broadband services and public telephony services. NuevaTel’s public telephony service utilizes wireless pay telephones located in stores and call centers that are owned and managed by NuevaTel resellers. As of June 30, 2022, the NuevaTel business had been disposed of and the Company no longer owned or operated the Bolivia segment.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

Recent Developments

Sale of Operations:

In December 2021, the Company entered into a definitive agreement to sell its indirect equity interest in 2degrees (the “2degrees Sale”) to Voyage Digital (NZ) Limited (“Voyage Digital”) in accordance with a purchase agreement with an equity purchase price for 100% of 2degrees of $1.315 billion New Zealand dollars (“NZD”), and in March 2022, entered into an agreement to transfer 100% of its indirect equity interest in NuevaTel to Balesia Technologies, Inc. (“Balesia”) for a nominal purchase price (the “NuevaTel Transaction”). The Company owned 73.2% and 71.5% of the equity in 2degrees and NuevaTel, respectively.

On May 19, 2022, the 2degrees Sale closed. Promptly following the closing, the Company repaid its outstanding indebtedness and related accrued interest of approximately $450 million. As a result of these prepayments, the Company had no remaining indebtedness outstanding as of June 30, 2022.

In June 2022, the Company completed a return of capital distribution to the holders of common shares, no par value, of the Company (the “Common Shares”) pursuant to a plan of liquidation that had been adopted by the board of directors of the Company (the “Board”) on June 10, 2022. The ultimate liquidation of the Company will be subject to a shareholder vote and the satisfaction of certain other legal requirements. The return of capital distribution was in the aggregate amount of $150 million Canadian dollars (“C$”) ($116 million), which represents approximately C$1.69 per Common Share. See Note 10 – Equity for further information regarding the capital distribution.

On May 14, 2022, the NuevaTel Transaction closed.

All financial results for the periods of three and six months ended June 30, 2022 reflect the results from 2degrees within the New Zealand segment through May 19, 2022 and from NuevaTel within the Bolivia segment through May 14, 2022.

See Note 2 – Sale of Operations for additional information regarding the sale of both 2degrees and NuevaTel.

In April 2022, TIP Inc. surrendered its 20% ownership interest in Salamanca Solutions International LLC (“SSI”) to Salamanca Holding Company (“SHC”) and cancelled an $80 thousand promissory note that SSI had issued to the Company in January 2022. SSI owns billing and customer relations management intellectual property, and associated software support and development services that it had licensed to NuevaTel. Following the Company’s surrender of its SSI ownership interest and cancellation of the promissory note, and in connection with the anticipated closing of the NuevaTel Transaction, Balesia acquired 100% of SHC.

Summary of Significant Accounting Policies

Use of Estimates:

The preparation of the unaudited interim Condensed Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the amounts of revenues and expenses reported for the periods presented. Certain estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. Actual results could differ from those estimates.

Beginning with the third quarter of 2021, we replaced “Wireline” with “Fixed broadband” to describe the revenues and subscribers associated with the Company’s fixed broadband products in New Zealand and Bolivia, which may be provided using fixed line or wireless technology. As a result, fixed Long Term Evolution (“LTE”) service revenues were reclassified from Wireless service revenues and are now included as a component of Fixed broadband service revenues in our Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). This reclassification has been applied to all periods presented in these financial statements. Fixed LTE service revenues reclassified to Fixed broadband service revenues were $0.7 million and $1.2 million for the three months ended June 30, 2022 and 2021, respectively. Fixed LTE service revenues reclassified to Fixed broadband service revenues were $2.1 million and $2.3 million for the six months ended June 30, 2022 and 2021, respectively. This change had no impact on total revenues or net income (loss) for any period presented.

Cash, Cash Equivalents and Restricted Cash:

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less at the acquisition date or with a variable rate which can be liquidated on demand. The Company classifies cash as restricted when the cash is unavailable for use in general operations. The restricted cash balances held by the Company consisted primarily of cash balances restricted to offset current installments of debt.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

Balance sheet information related to cash, cash equivalents and restricted cash as of June 30, 2022 and December 31, 2021 consisted of the following:

	As of June 30, 2022	As of December 31, 2021
Cash and cash equivalents	$32,028	$53,486
Restricted cash	-	1,524
Total cash, cash equivalents and restricted cash	$32,028	$55,010

Accounts Receivable, net:

Management makes estimates of the uncollectability of its accounts receivable. In determining the adequacy of the allowance for doubtful accounts, management analyzes historical experience and current collection trends, known troubled accounts, receivable aging and current economic trends. The Company writes off account balances against the allowance for doubtful billed accounts when collection efforts are unsuccessful. Provisions for uncollectible receivables are included in General and administrative expenses. There was no allowance for doubtful accounts as of June 30, 2022. The allowance for doubtful accounts was $6.3 million as of December 31, 2021.

Cloud computing arrangements that are service contracts:

The Company entered into hosted cloud computing arrangements that were considered to be service contracts and deferred certain development costs related to implementing the cloud computing arrangements. As of June 30, 2022, there were no deferred implementation costs. As of December 31, 2021, the Company had net deferred implementation costs of $9.7 million, which were primarily included in Other assets. A portion of the deferred balances related to the implementation of a new enterprise resource planning system at 2degrees, which replaced certain of its existing core financial systems.

The Company amortized the implementation costs over the service contract period of the hosting arrangement. Amortization expense for the implementation costs, included within General and administrative expenses, was $0.4 million and $0.7 million for the three and six months ended June 30, 2022, respectively. Amortization expense for the implementation costs was $0.3 million and $0.7 million for the three and six months ended June 30, 2021, respectively.

Recently Issued Accounting Standards:

In accordance with the provisions for an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, the Company may defer adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company intends to continue to use the extended transition period while it continues to be subject to the emerging growth company guidelines. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who have adopted these new or revised accounting standards that are applicable to public companies. The Company will no longer be subject to emerging growth company guidelines in connection with the annual report for the year ended December 31, 2022. Separately, as long as the aggregate value of the Common Shares held by non-affiliates remains less than $75 million as of the end of its most recent second fiscal quarter, the Company would qualify as a “smaller reporting company” as well as a “non-accelerated filer” eligible for relief from certain disclosure and reporting requirements. As of June 30, 2022, the Company’s float was substantially less than $75 million. Therefore, the Company would be eligible to disclose as a “smaller reporting company”.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13 related to the measurement of credit losses on financial instruments and has since modified the standard with several ASUs (collectively, the “credit loss standard”). The credit loss standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The credit loss standard took effect for public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. As amended in ASU 2019-10, for companies that file under private company guidelines, the credit loss standard will take effect for fiscal years beginning after December 15, 2022, and for interim periods within those fiscal years. Early adoption was permitted for all entities for fiscal years beginning after December 15, 2018. As we are currently subject to the guidelines applicable to an “emerging growth company”, we have not yet adopted this standard since we continue to be eligible for adoption dates applicable to private companies. With the sale of operations in the second quarter of 2022, the adoption of this ASU is not expected to have a material effect on our consolidated financial statements.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), Disclosures by Business Entities About Government Assistance, which requires entities to provide disclosures on material government assistance transactions for annual reporting periods. The disclosures include information concerning the nature of the assistance, the related accounting policies used to account for government assistance, the effect of government assistance on the entity’s financial statements, and any significant terms and conditions of the agreements, including commitments and contingencies. This new standard is effective for all entities with fiscal years beginning after December 15, 2021 and only impacts annual financial statement footnote disclosures. Therefore, the adoption is not expected to have a material effect on our consolidated financial statements.

NOTE 2 – SALE OF OPERATIONS

2degrees – New Zealand Segment

On December 31, 2021, the shareholders of 2degrees, including the Company, entered into a purchase agreement with Voyage Digital to sell all of their equity interests in 2degrees. On a cash free debt free basis, the purchase price for 100% of the 2degrees shares (including employee options that converted into shares in connection with the sale) represented an equity value of $1.315 billion NZD, subject to adjustments at closing for specific costs or payments by 2degrees between signing and closing. The Company’s ownership interest in 2degrees was 73.2%. On March 15, 2022, the Company determined that the 2degrees business met the criteria to be classified as held for sale. Therefore, the Company ceased recording depreciation and amortization on the applicable and relevant 2degrees non-current tangible and intangible assets on such date, in accordance with Accounting Standards Codification (“ASC”) 360-10, Impairment and Disposal of Long-Lived Assets (“ASC 360-10”).

On May 19, 2022, the Company completed the sale of its 73.2% interest in 2degrees. For its ownership interest in 2degrees, the Company’s share of the total consideration was approximately $601 million ($930 million NZD), net of $21 million ($33 million NZD) of closing adjustments, including transaction advisory fees, along with payments to satisfy the outstanding 2degrees option pool. Approximately $14 million ($22 million NZD) of the consideration paid by Voyage Digital for the Company’s 2degrees shares is being held in escrow for a period of one year after the sale completion date as recourse for potential indemnification claims that may arise under the purchase agreement. The amount in escrow represents a consideration receivable and is included in Sale proceeds held in escrow within current assets in the Company’s Condensed Consolidated Balance Sheet as it is currently considered to be probable that the amount will be received in full at the conclusion of the escrow period. The amount of escrow proceeds that will ultimately be received will depend upon whether the Company has any indemnification obligations under the purchase agreement, and the receivable will be monitored for potential impairment over time as facts and circumstances evolve. Upon closing of the 2degrees Sale, the Company recognized a net gain of $443.3 million, inclusive of changes in the NZD to USD foreign currency exchange rate between the funding and settlement of sale proceeds, which is included in (Gain) on sale of operations and loss on disposal of assets in our Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The table below presents a computation of the gain on sale of 2degrees based on the derecognition of 2degrees’s net assets:

As of May 19, 2022
Current assets:
Cash, cash equivalents and restricted cash	$39,090
Accounts receivable, net	37,876
EIP receivables, net	35,245
Inventory	10,222
Prepaid expenses and other current assets	29,097
Total current assets	151,530

Property and equipment, net	261,894
Operating lease right-of-use assets, net	62,758
License costs, goodwill and other intangible assets, net	33,118
Long-term EIP receivables	31,053
Deferred income taxes	21,882
Other assets	37,232
Total assets	$599,467

Current liabilities:
Accounts payable	$4,231
Construction accounts payable	11,750
Current portion of debt and financing lease liabilities	205,493
Customer deposits and unearned revenue	20,611
Short-term operating lease liabilities	8,338
Other current liabilities and accrued expenses	64,787
Total current liabilities	315,210

Long-term debt and financing lease liabilities	395
Non-current operating lease liabilities	68,172
Other non-current liabilities	18,327
Total liabilities	$402,104
Net assets sold	$197,363

Net consideration	$600,723
Less: Net assets sold	(197,363)
Carrying amount of noncontrolling interests	42,709
Accumulated other comprehensive loss attributable to TIP Inc.	(2,818)
Gain on sale of 2degrees operation	$443,251

As of May 19, 2022, the Company deconsolidated the net assets of 2degrees and recorded the related gain on sale. Income before income taxes for the New Zealand segment was $18.0 million and $8.0 million for the three months ended June 30, 2022 and 2021, respectively, and was $35.4 million and $21.0 million for the six months ended June 30, 2022 and 2021, respectively. New Zealand segment income before income taxes attributable to TIP Inc. was $13.2 million and $4.0 million for the three months ended June 30, 2022 and 2021, respectively, and was $25.9 million and $10.7 million for the six months ended June 30, 2022 and 2021, respectively.

In connection with the closing of the 2degrees Sale, the Company settled its forward exchange contract related to a portion of the sale proceeds. See Note 9 – Derivative Financial Instruments for additional information. Upon closing of the 2degrees Sale, the Company also used a portion of the proceeds to prepay approximately $450 million in aggregate outstanding indebtedness and accrued interest under its subsidiary’s existing 8.875% senior secured notes due 2023, 10% promissory notes due 2023, and its 13.5% bridge loans due 2023. As a result of these prepayments, the Company had no remaining indebtedness outstanding as of June 30, 2022. See Note 8 – Debt for additional information on the prepayments of debt. The remaining amount of proceeds, as approved by holders of Common Shares at the March 15, 2022 special meeting, was used to fund a shareholder cash distribution made in June 2022 and provide a cash reserve for remaining company operations. See Note 10 – Equity for additional information regarding the cash distribution.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

NuevaTel – Bolivia Segment

On March 28, 2022, the Company entered into a purchase agreement with Balesia to sell its 71.5% equity interest in NuevaTel. As of March 28, 2022, the Company also determined that the NuevaTel business met the criteria to be classified as held for sale. Therefore, the Company ceased recording depreciation and amortization on the applicable and relevant NuevaTel non-current tangible and intangible assets on such date, in accordance with ASC 360-10.

On May 14, 2022, Balesia closed the NuevaTel Transaction with the Company. Proceeds received related to the NuevaTel Transaction were of a nominal amount, and the Company recorded a net gain of $14.5 million, which is included in (Gain) on sale of operations and loss on disposal of assets on our Consolidated Statements of Operations and Comprehensive Income (Loss).

The table below presents a computation of the gain on sale of NuevaTel based on the derecognition of NuevaTel’s net assets:

As of May 14, 2022
Current assets:
Cash, cash equivalents and restricted cash	$11,944
Accounts receivable and EIP receivables, net	24,486
Inventory	1,497
Prepaid expenses and other current assets	12,041
Total current assets	49,968

Property and equipment, net	38,092
Operating lease right-of-use assets, net	50,612
License costs and other intangible assets, net	33,700
Other assets	6,356
Total assets	$178,728

Current liabilities:
Accounts payable	$17,110
Construction accounts payable	2,275
Current portion of debt and financing lease liabilities	23,989
Customer deposits and unearned revenue	1,922
Short-term operating lease liabilities	10,555
Other current liabilities and accrued expenses	42,031
Total current liabilities	97,882

Long-term debt and financing lease liabilities	8,190
Non-current operating lease liabilities	89,210
Other non-current liabilities	4,646
Total liabilities	$199,928
Net liabilities sold	$(21,200)

Net consideration	$-
Add: Net liabilities sold	21,200
Carrying amount of noncontrolling interests	(6,746)
Gain on sale of NuevaTel operation	$14,454

As of May 14, 2022, the Company deconsolidated the net assets of NuevaTel. Loss before income taxes for the Bolivia segment was $3.3 million and $11.7 million for the three months ended June 30, 2022 and 2021, respectively, and was $9.5 million and $19.3 million for the six months ended June 30, 2022 and 2021, respectively. Bolivia segment loss before income taxes attributable to TIP Inc. was $2.4 million and $5.8 million for the three months ended June 30, 2022 and 2021, respectively, and was $6.8 million and $9.6 million for the six months ended June 30, 2022 and 2021, respectively.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

Presentation of activities, acceleration of equity compensation vesting, and tax impacts of transactions

The 2degrees Sale and NuevaTel Transaction were not presented as discontinued operations as of and for the periods ended June 30, 2022 or for the comparative historical periods, since the associated activity represents substantially all of the Company’s net productive assets, business activities and results of operations. Accordingly, they do not meet the definition of a component of an entity that would qualify for discontinued operations presentation because they are not clearly distinguishable from the rest of the entity.

In addition to transaction fees that reduced sale proceeds and were therefore reflected within the 2degrees Sale and NuevaTel Transaction net gain amounts, approximately $2 million of professional service fees were expensed as incurred during the six months ended June 30, 2022. No transaction costs relating to the 2degrees Sale and NuevaTel Transaction were incurred during the six months ended June 30, 2021. These expenses are included in General and administrative expenses in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

In connection with the sale of 2degrees, the Company accelerated the vesting of all outstanding restricted share units (“RSUs”) issued to certain officers and employees under TIP Inc.’s restricted share unit plan and settled the deferred share units (“DSUs”) issued to directors of TIP Inc. under its deferred share unit plan. The RSUs vested immediately prior to the closing of the 2degrees Sale, on May 19, 2022. As a result of the change in vesting period, $3.0 million of unrecognized equity-based compensation expense was recognized in the second quarter of 2022. Additionally, in connection with the 2degrees Sale, 25.7 million of vested 2degrees service-based share options, which were outstanding prior to the 2degrees Sale, were effectively exercised with resulting shares of 2degrees acquired by Voyage Digital as part of the purchase of all outstanding equity of 2degrees. The conversion of options and acquisition of resulting shares were executed in accordance with the existing terms of the 2degrees option plan. The Company also recorded $5.9 million in severance benefits in the second quarter of 2022 within General and administrative expenses. This represents substantially the full amount of such benefits expected to be paid.

The income tax effect of the financial statement gains realized from the 2degrees Sale and NuevaTel Transaction were entirely offset by the reversal of the deductible outside basis difference attributable to the Company’s investments in 2degrees and NuevaTel. Given that the deferred tax assets were historically offset with a full valuation allowance, there was no net income tax impact. Proceeds received in the transactions did not exceed the Company’s tax basis in its investments in 2degrees and NuevaTel, resulting in no current tax payable. As of June 30, 2022, the Company’s deferred tax assets principally consisted of capital and operating loss carryforwards, which are significant, offset by a full valuation allowance.

NOTE 3 – PROPERTY AND EQUIPMENT

	As of June 30, 2022	As of December 31, 2021
Land, buildings and improvements	$391	$14,381
Wireless communication systems	-	536,986
Furniture, equipment, vehicles and software	2,207	172,534
Construction in progress	-	58,046
	2,598	781,947
Less: accumulated depreciation	(2,585)	(474,862)
Property and equipment, net	$13	$307,085

Depreciation expense was not material for the three months ended June 30, 2022 and was $26.3 million for the three months ended June 30, 2021. Depreciation expense was $15.9 million and $51.1 million for the six months ended June 30, 2022 and 2021, respectively.

Advances to equipment vendors are included in Other assets and totaled $2.6 million as of December 31, 2021. There were no advances to equipment vendors as of June 30, 2022.

Supplemental Cash Flow Disclosure:

The Company did not make acquisitions of property and equipment using current and long-term debt during the six months ended June 30, 2022. The Company acquired $0.3 million of property and equipment through current and long-term debt during the six months ended June 30, 2021.

The Company acquired property and equipment using current and long-term construction accounts payable. The net change in current and long-term construction accounts payable resulted in additions to Purchase of property and equipment in the Condensed Consolidated Statements of Cash Flows of $7.5 million and $4.4 million for the six months ended June 30, 2022 and 2021, respectively.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

NOTE 4 – GOODWILL, LICENSE COSTS AND OTHER INTANGIBLE ASSETS

No goodwill impairment was recognized as of June 30, 2022 or December 31, 2021 since events and circumstances did not indicate such an impairment. The net change in the Company’s goodwill balance was $9.7 million for the six months ended June 30, 2022 and was related to the sale of the New Zealand operations and foreign currency adjustments. Changes in the Company’s goodwill balance for the six months ended June 30, 2021 were related to foreign currency adjustments and were not material.

There were no license costs and other intangible assets balances remaining as of June 30, 2022 due to the sale of operations of Bolivia and New Zealand. The Company’s license costs and other intangible assets as of December 31, 2021 consisted of the following:

		As of December 31, 2021
	Estimated Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net
License costs	7 - 20 years	$147,087	$(85,813)	$61,274
Subscriber relationships	7 years	12,781	(12,678)	103
Other	6 years	1,396	(1,396)	-
Total		$161,264	$(99,887)	$61,377

Fully amortized license costs continue to be presented in the table above when renewals have occurred for the same spectrum bands. There was no amortization expense of license costs and other intangible assets for the three months ended June 30, 2022 and such amortization expenses were $2.6 million for the three months ended June 30, 2021. Amortization expense of license costs and other intangible assets was $1.9 million and $5.6 million for the six months ended June 30, 2022 and 2021, respectively.

NOTE 5 – EIP RECEIVABLES

In New Zealand, 2degrees offered certain wireless subscribers the option to pay for their handsets in installments over a period of up to 36 months using an EIP. In Bolivia, NuevaTel offered certain wireless subscribers the option to pay for their handsets in installments over a period of 18 months using an EIP.

There were no unbilled EIP receivables as of June 30, 2022. The following table summarizes the unbilled EIP receivables as of December 31, 2021:

As of December 31, 2021
EIP receivables, gross	$86,821
Unamortized imputed discount	(4,080)
EIP receivables, net of unamortized imputed discount	$82,741
Allowance for doubtful accounts	(6,541)
EIP receivables, net	$76,200

Classified on the balance sheet as:	As of December 31, 2021
EIP receivables, net	$41,663
Long-term EIP receivables	34,537
EIP receivables, net	$76,200

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

Of the $86.8 million EIP receivables gross amount as of December 31, 2021, $85.0 million related to 2degrees and the remaining amount related to NuevaTel.

2degrees categorized unbilled EIP receivables as prime or subprime based on subscriber credit profiles. Upon initiation of a subscriber’s EIP, 2degrees used a proprietary scoring system that measured the credit quality of EIP receivables using several factors, such as credit bureau information, subscriber credit risk scores, and EIP characteristics. 2degrees periodically assessed the proprietary scoring system. Prime subscribers were those with a lower risk of delinquency and whose receivables were eligible for sale to a third party. Subprime subscribers were those with a higher delinquency risk. Based on subscribers’ credit quality, subscribers may have been denied an EIP option or required to participate in a risk mitigation program which included paying a deposit and allowing for automatic payments. NuevaTel offered installment plans only to subscribers with a low delinquency risk based on NuevaTel’s credit analysis and the subscriber’s income level.

The balances of EIP receivables on a gross basis by credit category as of the period presented were as follows:

As of December 31, 2021
Prime	$68,761
Subprime	18,060
Total EIP receivables, gross	$86,821

The EIP receivables had a weighted average imputed discount rate of 7.03% as of December 31, 2021.

The following table shows changes in the aggregate net carrying amount of the unbilled EIP receivables:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Beginning balance of EIP receivables, net	$73,658	$80,382	$76,200	$80,790
Additions	10,394	17,827	30,461	39,999
Billings and payments	(9,631)	(19,363)	(27,996)	(38,856)
Sales of EIP receivables	(1,557)	-	(7,346)	-
Foreign currency translation	(6,353)	-	(5,123)	(2,828)
Change in allowance for doubtful accounts and imputed discount	819	270	1,134	11
Sale of operations	(67,330)	-	(67,330)	-
Total EIP receivables, net	$-	$79,116	$-	$79,116

Sales of EIP Receivables:

2degrees was party to a mobile handset receivables sales agreement (the “EIP Sale Agreement”) with a third party New Zealand financial institution (the “EIP Buyer”). The EIP Sale Agreement provided an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchased mobile phones from 2degrees on installment plans. Under the EIP Sale Agreement and on a monthly basis, 2degrees could offer to sell specified receivables to the EIP Buyer and the EIP Buyer could propose a price at which to purchase the receivables. Neither party was obligated to conclude a purchase, except on mutually agreeable terms.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

The following table summarizes the impact of the sales of the EIP receivables in the three and six months ended June 30, 2022. There were no sales of EIP receivables in the three and six months ended June 30, 2021:

	Three Months Ended	Six Months Ended
	June 30, 2022	June 30, 2022
EIP receivables derecognized	$1,557	$7,346
Cash proceeds	(1,432)	(6,758)
Reversal of unamortized imputed discount	(109)	(436)
Reversal of allowance for doubtful accounts	(93)	(439)
Pre-tax gain on sales of EIP receivables	$(77)	$(287)

EIP Receivables Financing:

In August 2019, 2degrees entered into an EIP receivables secured borrowing arrangement with an intermediary purchasing entity (the “EIP Purchaser”) and financial institutions that lend capital to the EIP Purchaser. Under the arrangement, 2degrees could sell EIP receivables to the EIP Purchaser at a price reflecting interest rates and fees established in the arrangement.

There was no outstanding balance of EIP receivable borrowings or related EIP receivables pledged through this arrangement as of June 30, 2022. The outstanding balance of the current and long-term portion of unbilled EIP receivables pledged through this arrangement was $21.9 million and $11.5 million, respectively, as of December 31, 2021. The current portion of these EIP receivables was included in EIP receivables, net and the long-term portion in Long-term EIP receivables in the Condensed Consolidated Balance Sheets. These EIP receivables served as collateral for the outstanding financing obligation of $26.8 million as of December 31, 2021 related to this secured borrowing arrangement with the EIP Purchaser in Current portion of long-term debt in the Condensed Consolidated Balance Sheets.

NOTE 6 – OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	As of June 30, 2022	As of December 31, 2021
Payroll and employee benefits	$7,149	$19,945
Value-added tax and other business taxes	-	10,958
Other	871	68,328
Other current liabilities and accrued expenses	$8,020	$99,231

NOTE 7 – FAIR VALUE MEASUREMENTS

The accounting guidance for fair value establishes a framework for measuring fair value that uses a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 – Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars in thousands unless otherwise noted)

(unaudited)

There were no assets or liabilities measured at fair value on a recurring basis as of June 30, 2022. The following table presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Fair Value Measurement as of December 31, 2021
	Total	Level 1	Level 2	Level 3
Assets:
Interest rate swaps	$2,765	$-	$2,765	$-
Total assets	$2,765	$-	$2,765	$-

Liabilities:
Forward exchange contracts	$145	$-	$145	$-
Warrant liability	108	108	-	-
Interest rate swaps	135	-	135	-
Options instruments classified as liability	2,620	-	-	2,620
Total liabilities	$3,008	$108	$280	$2,620

The fair value of interest rate swaps was measured using quotes obtained from a financial institution for similar financial instruments. The fair value of forward exchange contracts was based on the differential between the contract price and the foreign currency exchange rate as of the balance sheet date along with a comparison of the price difference for an equivalent forward exchange contract as of the balance sheet date. The fair value of the warrant liability was based on the public market price of the warrants as of the balance sheet date. The warrants expired and were no longer outstanding as of June 30, 2022. The fair value of the option instruments was measured using the Black-Scholes valuation model under a consistent methodology used to measure the awards of all 2degrees service-based share options.

Cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses are carried at cost, which approximates fair value given their short-term nature. The carrying values of EIP receivables approximate fair value as the receivables are recorded at their present value, net of unamortized imputed discount and allowance for doubtful accounts.

The estimated fair value of the Company’s debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, such as the interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities, used to discount the remaining principal payments. The Company did not have any debt balances as of June 30, 2022 and the carrying amounts and estimated fair values of our total debt as of December 31, 2021 were as follows:

As of December 31, 2021
Carrying amount, excluding unamortized discount and deferred financing costs	$675,448
Fair value	$662,881

For the three and six months ended June 30, 2022 and 2021, we did not record any material other-than-temporary impairments on financial assets required to be measured at fair value on a nonrecurring basis.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 8 – DEBT

There was no outstanding long-term debt and other debt as of June 30, 2022. The Company’s long-term and other debt as of December 31, 2021 consisted of the following:

As of December 31, 2021
TISP 8.875% Notes	$367,707
TISP 10.0% Notes	51,000
New Zealand 2023 Senior Facilities Agreement	194,801
New Zealand EIP Receivables Financing Obligation	26,788
Bolivian Bond Debt	20,114
Bolivian 2023 Bank Loan	4,444
Bolivian Tower Transaction Financing Obligation	4,166
Bolivian 2022 Bank Loan	2,625
Other	3,803
675,448
Less: deferred financing costs	(4,597)
Less: unamortized discount	(7,577)
Total debt and financing lease liabilities	663,274
Less: current portion of debt and financing lease liabilities	(31,589)
Total long-term debt and financing lease liabilities	$631,685

TIP Inc. Bridge Loans:

In order to fund its operations, pending the closing of the 2degrees Sale, in January 2022 the Company entered into short-term loan agreements with three of its principal shareholders aggregating up to $10 million in commitments (the “Bridge Loans”). In the first quarter of 2022, $10.0 million was borrowed by the Company under the terms of the Bridge Loans. The Bridge Loans were unsecured and accrued interest at the rate of 13.5% per annum, payable on May 16, 2022, November 15, 2022, and the maturity date, provided that the Company could elect not to pay interest on any of such dates prior to the maturity date, in which case accrued but unpaid interest would be added to the outstanding principal amount of the Bridge Loans. The Bridge Loans became due upon the closing of the 2degrees Sale and were repaid during the second quarter of 2022.

TISP 8.875% Notes:

On May 6, 2021, Trilogy International South Pacific LLC (“TISP”) and TISP Finance, Inc. (“TISP Finance” and collectively with TISP, the “Issuers”), each indirect subsidiaries of Trilogy LLC, initiated a private offer (“Exchange Offer”) to the holders of the then-outstanding $350 million aggregate principal amount of senior secured notes of Trilogy LLC and Trilogy International Finance Inc. (the “Trilogy LLC 2022 Notes”) to exchange any and all of the Trilogy LLC 2022 Notes for newly issued 8.875% senior secured notes due 2023 of the Issuers (the “TISP 8.875% Notes”). The Exchange Offer closed on June 7, 2021 and at such time eligible holders who validly tendered their Trilogy LLC 2022 Notes in the Exchange Offer prior to the “Early Tender Date” received $1,020 in principal amount of TISP 8.875% Notes per $1,000 principal amount of Trilogy LLC 2022 Notes that were tendered. Pursuant to the Exchange Offer, $346.1 million of the Trilogy LLC 2022 Notes were exchanged for an aggregate total principal of $353.1 million of TISP 8.875% Notes.

Concurrently with the closing of the Exchange Offer, certain holders (the “Backstop Holders”) of Trilogy LLC 2022 Notes and the TISP 10.0% Notes (as defined below) acquired an additional aggregate principal amount of $3.9 million TISP 8.875% Notes. The Backstop Holders received $1,020 in principal amount of TISP 8.875% Notes per $1,000 of the purchase price paid for such notes. The proceeds of such purchase were used to redeem all of the remaining outstanding Trilogy LLC 2022 Notes that were not tendered in the Exchange Offer. In addition, the Backstop Holders were paid $1.9 million in backstop fees.

The TISP 8.875% Notes bore interest at a rate of 8.875% per annum. Interest on the TISP 8.875% Notes was payable semi-annually in arrears on May 15 and November 15. No principal payments were due until maturity on May 15, 2023. TISP had the option of redeeming the TISP 8.875% Notes, in whole or in part, upon not less than 30 days’ and not more than 60 days’ prior notice at 100%.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

In accordance with the indenture governing the TISP 8.875% Notes, if a 2degrees Liquidity Event (as defined below) in which the net cash proceeds received by the Company exceeded $150.0 million NZD was not consummated prior to December 31, 2021 or the TISP 8.875% Notes were not otherwise repaid in full by that date, TISP was required to issue additional TISP 8.875% Notes to each holder thereof in an aggregate principal amount equal to three percent (3%) of the TISP 8.875% Notes held by each such holder at such time, which would result in a total increase in principal amount of up to $10.7 million (a “Principal Increase Event”). As of December 31, 2021, a 2degrees Liquidity Event had not been consummated and the TISP 8.875% Notes had not been repaid and, accordingly, the principal balance of the TISP 8.875% Notes was increased by three percent or $10.7 million.

As defined in the TISP 8.875% Note indenture, a “2degrees Liquidity Event” was any of the following: 2degrees equity being publicly traded or listed on a national securities exchange, any sale by the Company of any of its equity interest in 2degrees, or the sale of all or substantially all of the assets of 2degrees, provided that following such transaction, the net cash proceeds received by Trilogy LLC or its subsidiaries exceeded $150.0 million NZD.

In May 2022, the 2degrees Sale closed and a portion of the proceeds from this transaction was used to prepay the outstanding indebtedness of the TISP 8.875% Notes. This prepayment was analyzed and accounted for in accordance with the applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt. Accordingly, the Company recorded a debt extinguishment cost in the second quarter of 2022 which was comprised of $6.1 million of remaining unamortized discounts and deferred financing costs related to the TISP 8.875% Notes which were written off with the prepayment.

TISP 10.0% Notes:

In October 2020, TISP issued $50 million aggregate principal amount of senior secured notes due 2022 (the “TISP 10.0% Notes”) pursuant to an agreement the terms of which were subsequently amended in June 2021 (as amended, the “Note Purchase Agreement”). The TISP 10.0% Notes bore interest at a rate of 10.0% and, as subsequently amended, matured on May 15, 2023. The TISP 10.0% Notes were issued at a 93.505% discount. Interest on the TISP 10.0% Notes was payable semi-annually in arrears on May 15 and November 15. No principal payments were due until maturity on May 15, 2023. TISP had the option of prepaying the TISP 10.0% Notes, in whole or in part, upon three (3) business days’ prior notice at 100% of the principal amount.

Cash proceeds from the issuance of the TISP 10.0% Notes were $46.0 million, net of issuance discount and consent fees paid with respect to certain amendments to the Trilogy LLC 2022 Notes that holders of those notes approved in order to permit the issuance of the TISP 10.0% Notes. The proceeds of the TISP 10.0% Notes were used for the payment of interest due under the TISP 8.875% Notes and interest due under the TISP 10.0% Notes.

The terms applicable to the TISP 10.0% Notes were generally consistent with the terms applicable to the TISP 8.875% Notes, including those described in the summary of the TISP 8.875% Notes above as to use of proceeds of any sale of NuevaTel or a 2degrees Liquidity Event, except that the terms of the TISP 8.875% Notes relating to a Principal Increase Event did not apply to the TISP 10.0% Notes.

Concurrently with its conducting of the Exchange Offer, TISP solicited and received consents to amend the Note Purchase Agreement. The primary purpose of the amendments was to extend the maturity date of the TISP 10.0% Notes until May 15, 2023, to permit the consummation of the transactions contemplated by the Exchange Offer, to conform the terms and conditions of the Note Purchase Agreement to be consistent with the indenture governing the TISP 8.875% Notes and to remove a requirement that the consideration payable arising from a sale of NuevaTel be at least $75.0 million.

Holders of 100% of the aggregate principal amount of TISP 10.0% Notes consented to the amendments to the TISP 10.0% Notes and in exchange received an increase in their principal amount equal to $20.00 per $1,000 principal amount of TISP 10.0% Notes, resulting in an increase in the aggregate principal amount of the TISP 10.0% Notes by $1.0 million to $51.0 million.

In connection with the consummation of the Exchange Offer, TISP, Trilogy LLC and the other guarantors of the TISP 8.875% Notes and the TISP 10.0% Notes, and the collateral agents for each of the TISP 8.875% Notes and the TISP 10.0% Notes, entered into a first lien intercreditor agreement that provided, among other things, that liens on the collateral securing both the TISP 8.875% Notes and the TISP 10.0% Notes will be pari passu and that all distributions in respect of such collateral will be made first, to the holders of the TISP 10.0% Notes, and second, ratably among the holders of the TISP 8.875% Notes and any other permitted first lien indebtedness.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

In May 2022, the 2degrees Sale closed and a portion of the proceeds from this transaction were used to prepay the outstanding indebtedness of the TISP 10.0% Notes. This prepayment was analyzed and accounted for in accordance with the applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt. Accordingly, the Company recorded a debt extinguishment cost in the second quarter of 2022 which was comprised of $2.4 million of remaining unamortized discounts and deferred financing costs related to the TISP 10.0% Notes which were written off with the prepayment.

New Zealand 2023 Senior Facilities Agreement:

In February 2020, 2degrees completed a bank loan syndication, in which ING Bank N.V. acted as the lead arranger (the “New Zealand 2023 Senior Facilities Agreement”). The New Zealand 2023 Senior Facilities Agreement had a total available commitment of $285 million NZD ($177.5 million based on the exchange rate at June 30, 2022).

Separate facilities were provided under this agreement to (i) repay the then outstanding balance of the prior $250 million NZD senior facilities agreement and pay fees and expenses associated with the refinancing ($235 million NZD), (ii) provide funds for further investments in 2degrees’ business ($30 million NZD), and (iii) fund 2degrees’ working capital requirements ($20 million NZD). As of June 30, 2022, the Company had no outstanding debt related to this facility due to the Company’s sale of 100% of its equity interest in 2degrees. The New Zealand 2023 Senior Facilities Agreement was recorded in Long-term debt and financing lease liabilities in the Condensed Consolidated Balance Sheets as of December 31, 2021.

The borrowings and repayments under these facilities, including any recurring activity relating to working capital, were included separately as Proceeds from debt and Payments of debt within Net cash provided by financing activities in the Condensed Consolidated Statements of Cash Flows.

The outstanding debt drawn under the New Zealand 2023 Senior Facilities Agreement accrued interest quarterly at the New Zealand Bank Bill Reference Rate (“BKBM”) plus a margin ranging from 2.40% to 3.80% (the “Margin”) depending upon 2degrees’ net leverage ratio at that time.

Additionally, a commitment fee at the rate of 40% of the applicable Margin was payable quarterly on all undrawn and available commitments.

NOTE 9 – DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps:

2degrees entered into various interest rate swap agreements to fix its future interest payments under the New Zealand 2023 Senior Facilities Agreement and the New Zealand EIP receivables secured borrowing arrangement. There were no interest rate swap balances remaining as of June 30, 2022. Under these agreements, 2degrees principally received a variable amount based on the BKBM and pays a fixed amount based on fixed rates. Settlement in cash occurred quarterly until termination and the variable interest rate was reset on the first day of each calendar quarter. These derivative instruments were not designated for hedge accounting; thus changes in the fair value were recognized in earnings in the period incurred. The fair value of these contracts was insignificant at December 31, 2021. During the six months ended June 30, 2022, interest rate swap agreements with a total notional amount of $10.0 million NZD ($6.2 million based on the exchange rate as of June 30, 2022) matured.

Summarized financial information for all of the aforementioned derivative financial instruments is shown below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Non-cash gain from change in fair value recorded in Other, net	$1,277	$776	$2,946	$1,711
Net cash settlement	$51	$460	$335	$1,073

Forward Exchange Contracts:

In March 2022, the Company entered into a forward exchange contract to mitigate exposure to fluctuations in the NZD to USD exchange rate for a portion of the proceeds we received from the 2degrees Sale. The foreign exchange contract secured a New Zealand Dollar foreign exchange rate based on a sliding scale which included rates of 0.6688 at May 31, 2022 and 0.6677 at the June 30, 2022 long-stop date for $450 million USD ($674 million NZD), which approximated the amount of the USD denominated debt related obligations of TISP that were paid upon the closing of the 2degrees Sale. A gain of $32.5 million and $16.6 million was recognized in Other, net during the three and six months ended June 30, 2022, respectively, which reflected the differential between the contract price and the foreign exchange rate as of the settlement date under this forward exchange contract. The forward exchange contract was settled in May 2022 in connection with the 2degrees Sale and the related cash proceeds are included in investing activities in the Condensed Consolidated Statement of Cash Flows.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Prior to 2degrees Sale, 2degrees had short-term forward exchange contracts to manage exposure to fluctuations in foreign currency exchange rates. There were no forward exchange contract balances remaining as of June 30, 2022. During the six months ended June 30, 2022, short-term forward exchange contracts to sell an aggregate of $4.2 million NZD and buy an aggregate of $3.0 million USD matured. These derivative instruments were not designated for hedge accounting, thus changes in the fair value were recognized in earnings in the period incurred. The foreign exchange gains and losses recognized in Other, net during the three and six months ended June 30, 2022 and 2021 relating to the 2degrees forward exchange contracts were not material. The estimated settlements under these forward exchange contracts were not material as of December 31, 2021.

NOTE 10 – EQUITY

TIP Inc. Capital Structure

TIP Inc.’s authorized share structure has historically consisted of two classes of shares, Common Shares and a special voting share (the “Special Voting Share”). The Special Voting Share was surrendered in connection with the redemption of all Trilogy Class C Units (as defined below) in October 2021. Consequently, as of June 30, 2022, there are no special voting shares outstanding.

TIP Inc. Common Shares:

TIP Inc. is authorized to issue an unlimited number of Common Shares. As of June 30, 2022, TIP Inc. had 88,627,603 Common Shares outstanding, which reflects the forfeiture of 1,675,336 Common Shares on February 7, 2022 and the issuance of 3,351,693 Common Shares in connection with the vested RSUs and 489,762 Common Shares in connection with the settlement of DSUs during the six months ended June 30, 2022. Holders of Common Shares are entitled to one vote for each share held on matters submitted to a vote of shareholders. Holders of Common Shares voted together as a single class with the Special Voting Share, while the Special Voting Share was outstanding, except as provided in the Business Corporation Act (British Columbia), by law or by stock exchange rules.

Holders of Common Shares are entitled to receive dividends as and when declared by the Board. In 2021, the Board determined that it is in the best interests of TIP Inc. not to pay an annual dividend until further notice. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holders of Common Shares are entitled to receive the remaining property and assets of TIP Inc. after satisfaction of all liabilities and obligations to creditors of TIP Inc.

As of June 30, 2022, TIP Inc. held a 100% economic ownership interest in Trilogy LLC through its wholly owned subsidiary, Trilogy International Partners Intermediate Holdings Inc. (“Trilogy Intermediate Holdings”).

New Island Cellular Common Shares:

Trilogy LLC had a non-interest bearing loan outstanding to New Island Cellular, LLC (“New Island”), an entity with which a former member and manager of Trilogy LLC is affiliated, in an aggregate principal amount of approximately $6.2 million (the “New Island Loan”), the proceeds of which were used to cover additional taxes owed by New Island as a result of Trilogy LLC’s 2006 election to treat its former subsidiary, ComCEL, as a U.S. partnership for tax purposes. In connection with New Island’s redemption of Trilogy LLC Class C Units for Common Shares in 2021, the New Island Loan was forgiven in consideration of New Island’s assignment to Trilogy LLC of all distributions and dividends payable to New Island with respect to its TIP Inc. shares. This arrangement was treated as an equity transaction with no impact to the Condensed Consolidated Statements of Operations. New Island received 2,129,623 Common Shares in connection with the redemption. In the second quarter of 2022, the Company declared and paid a cash distribution to shareholders, as further discussed below, inclusive of approximately $2.8 million distributed to New Island Cellular. The full amount of the distribution to New Island was subsequently repaid to Trilogy LLC and is reflected within Return of capital, net of distribution repaid in the Condensed Consolidated Statement of Changes in Shareholders’ Equity (Deficit). The New Island Loan was unsecured at the time of its cancellation and the value of the Common Shares at the time of the loan cancellation was less than the outstanding balance of the loan.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Forfeitable Founders Shares:

At June 30, 2022, there were no outstanding forfeitable founders shares (“Forfeitable Founders Shares”), as all were forfeited on February 7, 2022 pursuant to the terms of contractual arrangements.

Warrants:

As of February 7, 2017, the date of consummation of the Arrangement, TIP Inc.’s issued and outstanding warrants were reclassified from equity to liability, as the warrants were written options that were not indexed to Common Shares. The fair value of the warrants was based on the number of warrants and the closing quoted public market prices of the warrants. The offsetting impact was reflected in Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. TIP Inc. had 13,402,685 warrants outstanding as of December 31, 2021, all of which expired unexercised on February 7, 2022. Accordingly, as of June 30, 2022, there were no warrants outstanding.

Cash Distributions:

In the second quarter of 2022, the Board declared and paid a distribution to shareholders of approximately $115.8 million, or approximately $1.31 per share (declared as a C$150 million distribution), representing a return of capital distribution pursuant to a plan of liquidation adopted by the Board. This distribution followed the closing of the 2degrees Sale on May 19, 2022 and represents the initial and primary distribution of the net cash proceeds of the sale. See Note 2 – Sale of Operations. The distribution is inclusive of the $2.8 million paid to New Island Cellular as discussed above, which was contributed back to TIP Inc. in the second quarter of 2022. There were no other dividend payments or return of capital distributions made in the six months ended June 30, 2022 or 2021.

Any future additional return of capital distributions will depend on the Company’s corporate expenses, capital requirements, financial condition and other factors as determined by the Board.

Trilogy LLC Capital Structure

The equity interests in Trilogy LLC historically consisted of three classes of units; however, as of June 30, 2022, only Class B Units (as defined below) were outstanding.

Class A Units:

The Class A Units of Trilogy LLC (“Class A Units”) possessed all the voting rights under the Trilogy LLC amended and restated Limited Liability Company Agreement (the “Trilogy LLC Agreement”) prior to the redemption of all of the Class C Units of Trilogy LLC (“Class C Units”) described below, but had only nominal economic value and no right to participate in the appreciation of the economic value of Trilogy LLC. All of the Class A Units were indirectly held by TIP Inc., through a wholly owned subsidiary, Trilogy International Partners Holdings (US) Inc. (“Trilogy Holdings”). Trilogy Holdings, the managing member of Trilogy LLC, acting through its TIP Inc. appointed directors, had full and complete authority, power and discretion to manage and control the business, affairs and properties of Trilogy LLC, subject to applicable law and restrictions per the Trilogy LLC Agreement. In connection with the redemption of all Class C Units in October 2021, Trilogy Holdings surrendered all outstanding Class A Units and Trilogy Intermediate Holdings became the holder of all of the issued and outstanding equity interests in Trilogy LLC and the Class A Units ceased to be outstanding.

Class B Units:

TIP Inc. indirectly holds the Class B Units of Trilogy LLC (the “Class B Units”) through Trilogy Intermediate Holdings. As a result of the redemption of all Class C Units, Trilogy Intermediate Holdings became the holder of all of the issued and outstanding equity interests in Trilogy LLC. The Class B Units represented TIP Inc.’s indirect economic interest in Trilogy LLC under the Trilogy LLC Agreement while the Class C Units were outstanding and were required at all times to be equal to the number of outstanding Common Shares. As of June 30, 2022, there were 88,627,603 Class B Units outstanding.

Class C Units:

As of June 30, 2022, all Class C Units have been redeemed. The Class C Units were held by persons who were members of Trilogy LLC immediately prior to consummation of the Arrangement. The economic interests of the Class C Units were pro rata with the Class B Units held by Trilogy Intermediate Holdings. Holders of Class C Units had the right to require Trilogy LLC to redeem any or all Class C Units held by such holder for either Common Shares or a cash amount equal to the fair market value of such Common Shares, the form of consideration to be determined by Trilogy LLC. The redemptions were settled primarily in the form of Common Shares. Class C Units had voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. In 2021, all Class C Units were redeemed and accordingly, as of June 30, 2022, there were no Class C Units outstanding and the Special Voting Share ceased to be outstanding.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 11 – ACCUMULATED OTHER COMPREHENSIVE INCOME

There was no Accumulated other comprehensive income as of June 30, 2022. A summary of the components of Accumulated other comprehensive income as of December 31, 2021 is presented below:

As of December 31, 2021
Cumulative foreign currency translation adjustment	$6,860
Total accumulated other comprehensive income	$6,860

NOTE 12 – NONCONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARIES

Noncontrolling interests represent the equity ownership interests in consolidated subsidiaries not owned by the Company. Noncontrolling interests are adjusted for contributions, distributions, and income and loss attributable to the noncontrolling interest partners of the consolidated entities. Income and losses are allocated to the noncontrolling interests based on the respective governing documents.

There were no noncontrolling interests as of June 30, 2022. The noncontrolling interests as of December 31, 2021 are summarized as follows:

As of December 31, 2021
2degrees	$39,393
NuevaTel	(3,630)
Salamanca Solutions International LLC	(908)
Noncontrolling interests	$34,855

Supplemental Cash Flow Disclosure:

There were no dividends to noncontrolling interests paid during the six months ended June 30, 2022. During the six months ended June 30, 2021, 2degrees declared and paid dividends to noncontrolling interests of $2.5 million. The dividends were recorded as financing activity in the Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2021.

NOTE 13 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue:

Prior to our sale of operations in the second quarter of 2022, we operated and managed our business in two reportable segments based on geographic region: New Zealand and Bolivia. We disaggregated revenue into categories to depict how the nature, amount, timing and uncertainty of revenue and cash flows were affected by economic factors, including the type of product offering provided, the type of customer and the expected timing of payment for goods and services. See Note 17 – Segment Information for additional information on revenue by segment.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The following table presents the disaggregated reported revenue by category:

	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021
	New Zealand	Bolivia	Other	Total	New Zealand	Bolivia	Other	Total
Postpaid wireless service revenues	$27,594	$5,558	$-	$33,152	$49,228	$13,441	$-	$62,669
Prepaid wireless service revenues	13,652	5,842	-	19,494	25,773	13,955	-	39,728
Fixed broadband service revenues(1)	14,154	679	-	14,833	27,108	1,209	-	28,317
Equipment sales	13,956	15	-	13,971	23,320	43	-	23,363
Other wireless service and other revenues(1)	1,015	661	34	1,710	1,994	1,410	88	3,492
Total revenues	$70,371	$12,755	$34	$83,160	$127,423	$30,058	$88	$157,569

	Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
	New Zealand	Bolivia	Other	Total	New Zealand	Bolivia	Other	Total
Postpaid wireless service revenues	$79,133	$17,426	$-	$96,559	$98,504	$28,840	$-	$127,344
Prepaid wireless service revenues	38,620	17,434	-	56,054	52,102	30,343	-	82,445
Fixed broadband service revenues(1)	40,356	2,142	-	42,498	53,270	2,293	-	55,563
Equipment sales	38,042	54	-	38,096	54,182	267	-	54,449
Other wireless service and other revenues(1)	2,909	2,313	88	5,310	3,645	3,278	176	7,099
Total revenues	$199,060	$39,369	$88	$238,517	$261,703	$65,021	$176	$326,900

(1)Beginning in 2021, we replaced “Wireline” with “Fixed broadband” to describe the revenues associated with the Company’s fixed broadband product in New Zealand and Bolivia. As a result, fixed LTE service revenues were reclassified from Other wireless service and other revenues and are now included as a component of Fixed broadband service revenues.

Contract Balances:

The timing of revenue recognition may differ from the time of billing to our customers. Receivables presented in our Condensed Consolidated Balance Sheets represented an unconditional right to consideration. Contract balances represented amounts from an arrangement when either the Company has performed, by providing goods or services to the customer in advance of receiving all or partial consideration for such goods and services from the customer, or the customer has made payment to us in advance of obtaining control of the goods and/or services promised to the customer in the contract.

Contract assets primarily related to our rights to consideration for goods or services provided to the customers but for which we did not have an unconditional right at the reporting date. Under a fixed-term plan, the total contract revenue was allocated between wireless services and equipment revenues. In conjunction with these arrangements, a contract asset may be created, which represents the difference between the amount of equipment revenue recognized upon sale and the amount of consideration received from the customer. The contract asset was reclassified as an account receivable as wireless services were provided and amounts were billed to the customer. We had the right to bill the customer as service was provided over time, which resulted in our right to the payment being unconditional. Contract asset balances were presented in our Condensed Consolidated Balance Sheets as Prepaid expenses and other current assets and Other assets. We assessed our contract assets for impairment on a quarterly basis and would recognize an impairment charge to the extent their carrying amount is not recoverable. There were no impairment charges related to contract assets for the three and six months ended June 30, 2022. For the three and six months ended June 30, 2021, the impairment charges related to contract assets were insignificant.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The following table represents changes in the contract assets balance:

	Contract Assets
	2022	2021
Balance at January 1	$1,413	$1,494
Increase resulting from new contracts	2,897	482
Contract assets reclassified to a receivable or collected in cash	(1,300)	(897)
Foreign currency translation	(80)	(23)
Sale of operations	(2,930)	-
Balance at June 30	$-	$1,056

Deferred revenue arose when we billed our customers and received consideration in advance of providing the goods or services promised in the contract. For prepaid wireless services and fixed broadband services, we typically received consideration in advance of providing the services, which was the most significant component of the contract liability deferred revenue balance. Deferred revenue was recognized as revenue when services were provided to the customer.

The following table represents changes in the contract liabilities deferred revenue balance:

	Deferred Revenue
	2022	2021
Balance at January 1	$25,851	$27,386
Net increase in deferred revenue	21,194	24,574
Revenue recognized related to the balance existing at January 1(1)	(23,633)	(24,299)
Foreign currency translation	(879)	(729)
Sale of operations	(22,533)	-
Balance at June 30	$-	$26,932

(1) The amounts related to revenue recognized during the three months ended June 30, 2022 and 2021 were $1.2 million and $1.9 million, respectively.

Contract Costs:

Revenue from Contracts with Customers (“Topic 606”) requires the recognition of an asset for incremental costs to obtain a customer contract. These costs are then amortized to expense over the respective periods of expected benefit. We recognized an asset for direct and incremental commission expenses paid to external and certain internal sales personnel and agents in conjunction with obtaining customer contracts. These costs were amortized and recorded ratably as commission expense over the expected period of benefit, which typically ranged from 1 to 3 years. Further, we elected to apply the practical expedient available under Topic 606 that permitted us to expense incremental costs immediately for costs with an estimated amortization period of less than one year. Contract costs balances were presented in the Condensed Consolidated Balance Sheets as Prepaid expenses and other current assets and Other assets.

Capitalized contract costs were assessed for impairment on a periodic basis. There were no impairment losses recognized on capitalized contract costs for the three and six months ended June 30, 2022 and 2021.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The following table represents changes in the contract costs balance:

	Contract Costs
	2022	2021
Balance at January 1	$18,628	$19,586
Incremental costs of obtaining and contract fulfillment costs	4,936	8,773
Amortization included in operating costs	(6,078)	(7,680)
Foreign currency translation	(610)	(516)
Sale of operations	(16,876)	-
Balance at June 30	$-	$20,163

NOTE 14 – EARNINGS PER SHARE

Basic and diluted earnings per share are computed using the two-class method, which is an earnings allocation method that determines earnings per share for Common Shares and participating securities. The undistributed earnings are allocated between Common Shares and participating securities as if all earnings had been distributed during the period. Participating securities and Common Shares have equal rights to undistributed earnings. Basic earnings per share is calculated by dividing net earnings, less earnings available to participating securities, by the basic weighted average Common Shares outstanding. Diluted earnings per share is calculated by dividing attributable net earnings by the weighted average number of Common Shares plus the effect of potential dilutive Common Shares outstanding during the period using the treasury stock method.

In calculating diluted net income (loss) per share, if the change in fair value of the warrant liability is dilutive, the numerator and denominator are adjusted for such change and the number of potentially dilutive Common Shares assumed to be outstanding during the period using the treasury stock method. No adjustments are made when the warrants are out of the money. The warrants expired on February 7, 2022.

For the three and six months ended June 30, 2022 and 2021, the warrants were out of the money and no adjustment was made to exclude the gain recognized by TIP Inc. for the change in fair value of the warrant liability. There were no warrants outstanding for the three months ended June 30, 2022 and there was a gain of $0.1 million for the three months ended June 30, 2021. A gain of $0.1 million resulted from the change in fair value of the warrant liability for both the six months ended June 30, 2022 and 2021, respectively. For the three and six months ended June 30, 2022, there were no Class C Units outstanding and for the three and six months ended June 30, 2021, the Class C Units were anti-dilutive. The gain from the warrant liability was more than offset with other TIP Inc. expenses for the three and six months ended June 30, 2022 and 2021, resulting in a reduced net income or increased loss attributable to TIP Inc. along with the resulting basic income (loss) per share and, therefore, resulted in the Class C Units being antidilutive when included on a weighted average basis as if redeemed.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The components of basic and diluted earnings per share were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per share amounts)	2022	2021	2022	2021
Basic EPS:
Numerator:
Net income (loss) attributable to TIP Inc.	$468,942	$(17,209)	$439,130	$(25,952)

Denominator:
Basic weighted average Common Shares outstanding	87,532,391	58,841,859	87,047,872	58,814,840

Net income (loss) per share:
Basic	$5.36	$(0.29)	$5.04	$(0.44)

Diluted EPS:
Numerator:
Net income (loss) attributable to TIP Inc.	$468,942	$(17,209)	$439,130	$(25,952)

Denominator:
Basic weighted average Common Shares outstanding	87,532,391	58,841,859	87,047,872	58,814,840
Effect of dilutive securities:
Unvested RSUs	760,565	-	1,102,079	-
Diluted weighted average Common Shares outstanding	88,292,956	58,841,859	88,149,951	58,814,840

Net income (loss) per share:
Diluted	$5.31	$(0.29)	$4.98	$(0.44)

The following table indicates the weighted average dilutive effect of Common Shares that may be issued in the future. These Common Shares were not included in the computation of diluted earnings per share for the three and six months ended June 30, 2021 because the effect was either anti-dilutive or the conditions for vesting were not met. No amounts are shown for the three and six months ended June 30, 2022 for warrants and Forfeitable Founders Shares as those were cancelled in the first quarter of 2022:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Class C Units	-	26,419,635	-	26,421,445
Warrants	-	13,402,685	-	13,402,685
Forfeitable Founders Shares	-	1,675,336	-	1,675,336
Unvested RSUs	-	4,747,619	-	3,695,493
Weighted average Common Shares excluded from calculation of diluted net income (loss) per share	-	46,245,275	-	45,194,959

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 15 – LEASES

Prior to our sale of operations in the second quarter of 2022, we leased cell sites, retail stores, offices, vehicles, equipment and other assets from third parties under operating and finance leases. We determined whether a contract was a lease or contained a lease at contract inception, and this assessment required judgment including consideration of factors such as whether we obtained substantially all of the rights to the underlying assets and whether we had the ability to direct the use of the related assets. Right-of-use (“ROU”) assets represented our right to use an underlying asset for the lease term and the lease liability represented our obligation to make payments arising from the lease. Lease liabilities were recognized at commencement date based on the present value of the remaining lease payments over the lease term. As the rates implicit in our leases were not readily determinable, our incremental borrowing rate was used in calculating the present value of the sum of the lease payments, and determining the borrowing rate used for discounting these payments requires judgment. ROU assets were recognized at commencement date at the value of the lease liability, adjusted for any prepayments, lease incentives, or initial direct costs. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that would be paid to borrow an amount equal to the lease payments on a collateralized basis over a similar term. We used an unsecured borrowing rate and risk adjusted that rate to approximate a collateralized rate for each geographic region in which we conducted business. Our typical lease arrangement included a non-cancellable term with renewal options for varying terms depending on the nature of the lease. We included the renewal options that were reasonably certain to be exercised as part of the lease term, and this assessment was also an area of judgment. For cell site locations, optional renewals were included in the lease term based on the date the sites were placed in service and to the extent that renewals were reasonably certain based on the age and duration of the sites. For other leases, renewal options were typically not considered to be reasonably certain to be exercised.

We had certain lease arrangements with non-lease components that related to the lease components, primarily consisting of maintenance and utility costs that were paid to the lessor. Non-lease components and the lease components to which they relate were accounted for together as a single lease component for all asset classes. Certain leases contained escalation clauses or payment of executory costs such as taxes, utilities and maintenance. We recognized lease payments for short-term leases as expense either straight-line over the lease term or as incurred depending on whether lease payments were fixed or variable.

The components of total lease cost, net consisted of the following:

		Three Months Ended June 30,		Six Months Ended June 30,
	Classification	2022	2021	2022	2021
Operating lease cost:(1)
	Cost of service	$2,366	$8,203	$9,473	$16,349
	Sales and marketing	349	678	937	1,356
	General and administrative	200	1,628	1,301	2,556
		$2,915	$10,509	$11,711	$20,261
Financing lease cost:
Amortization of ROU assets	Depreciation, amortization and accretion	147	366	421	746
Interest on lease liabilities	Interest expense	47	122	140	247
Total net lease cost		$3,109	$10,997	$12,272	$21,254

(1) Operating lease costs include short-term lease costs and variable costs. Short-term lease costs for the three months ended June 30, 2022 and 2021 were immaterial. Short-term lease costs for the six months ended June 30, 2022 and 2021 were $2.4 million and $3.3 million, respectively. Variable costs were immaterial for the periods presented.

Sublease income was not significant for the periods presented.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

There were no lease assets or liabilities as of June 30, 2022. Balance sheet information related to leases as of December 31, 2021 consisted of the following:

	Classification	As of December 31, 2021
Assets
Operating	Operating lease ROU assets, net	$120,414
Financing	Property and equipment, net	2,390
Total lease assets		$122,804

Liabilities
Current liabilities
Operating	Short-term operating lease liabilities	$19,315
Financing	Current portion of debt and financing lease liabilities	1,049
Long-term liabilities
Operating	Non-current operating lease liabilities	168,437
Financing	Long-term debt and financing lease liabilities	2,756
Total lease liabilities		$191,557

The following table presents cash flow information for leases for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$12,057	$11,518
Operating cash flows for finance leases	$140	$248
Financing cash flows for finance leases	$372	$813

Supplemental lease cash flow disclosures
Operating lease ROU assets obtained in exchange for new operating lease liabilities	$817	$21,697

ROU assets obtained in exchange for new finance lease liabilities were not significant for the periods presented.

There were no remaining leases outstanding at June 30, 2022 and the weighted-average remaining lease term and the weighted-average discount rate of our leases at December 31, 2021 are as follows:

As of December 31, 2021
Weighted-average remaining lease term (years)
Operating leases	9
Finance leases	6

Weighted-average discount rate
Operating leases	7.3%
Finance leases	10.5%

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Commitments:

Following the sales of operations during the second quarter of 2022, there were no remaining outstanding commitments as of June 30, 2022.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Contingencies:

General

The financial statements reflect certain assumptions based on telecommunications laws, regulations and customary practices currently in effect in the countries in which the Company’s subsidiaries operated prior to disposal. As a result of the sales of operations in the second quarter of 2022, the Company is no longer subject to the potential outcome of contingencies previously reported for the historical New Zealand and Bolivia segments which were subject to the telecommunications laws and regulations of these locations.

In addition to issues specifically discussed elsewhere in these Notes to our Condensed Consolidated Financial Statements, the Company’s former subsidiaries are party to various lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. Although the Company no longer owns an interest in these subsidiaries, it may have liability with respect to the outcomes of certain lawsuits, regulatory proceedings or claims against the former subsidiaries to the extent specified in indemnification provisions of the share sale agreements to which the Company is a party. Management believes that although the outcomes of these proceedings are uncertain, any liability ultimately arising from these actions should not have a material adverse impact on the Company’s financial condition, results of operations or cash flows. The Company has previously accrued for any material contingencies where the Company’s management believed the loss was probable and estimable. Following the sales of operations during the second quarter of 2022, there are no material contingencies accrued as of June 30, 2022.

NOTE 17 – SEGMENT INFORMATION

We determined our reportable segments based on the manner in which our Chief Executive Officer, considered to be the chief operating decision maker (“CODM”), would regularly review our operations and performance. Segment information was prepared on the same basis that our CODM managed the segments, evaluated financial results, allocated resources, and made key operating decisions.

The Company historically had two reportable segments, New Zealand and Bolivia. However, as a result of the 2degrees Sale and NuevaTel Transaction, as of June 30, 2022, the Company no longer holds ownership interests in the business that historically comprised the New Zealand and Bolivia segments. See Note 2 – Sale of Operations for additional information regarding the 2degrees Sale and NuevaTel Transaction. Since presentation of discontinued operations is not applicable, as discussed therein, the presentation of segment information for New Zealand and Bolivia has been retained.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The table below presents financial information for our reportable segments through the date of their dispositions and reconciles total Segment Adjusted EBITDA to Income (loss) before income taxes:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenues
New Zealand	$70,371	$127,423	$199,060	$261,703
Bolivia	12,755	30,058	39,369	65,021
Unallocated Corporate & Eliminations	34	88	88	176
Total revenues	$83,160	$157,569	$238,517	$326,900

Segment Adjusted EBITDA
New Zealand	$18,705	$31,736	$51,530	$64,669
Bolivia	660	(784)	209	2,423

Equity-based compensation	(3,074)	(899)	(3,572)	(1,884)
Transactions and other nonrecurring costs	(7,150)	(1,814)	(9,634)	(1,814)
Depreciation, amortization and accretion	(294)	(29,376)	(18,416)	(57,556)
Gain on sale of operations and (loss) on disposal of assets	458,085	(149)	457,590	(597)
Interest expense	(8,560)	(13,212)	(22,887)	(26,515)
Change in fair value of warrant liability	-	54	105	107
Debt extinguishment, modification and issuance costs	(8,527)	(7,016)	(8,527)	(7,016)
Other, net	30,214	415	15,625	2,238
Unallocated Corporate & Eliminations	(3,447)	(2,775)	(7,978)	(6,036)
Income (loss) before income taxes	$476,612	$(23,820)	$454,045	$(31,981)

	As of June 30, 2022	As of December 31, 2021
Total assets
New Zealand	$-	$618,037
Bolivia	-	183,403
Unallocated Corporate & Eliminations	47,476	2,427
Total assets	$47,476	$803,867